# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GREENLIGHT CAPITAL RE, LTD., CIK 0001385613
CUSIP: G4095J109
Title of class of securities: Ordinary Shares, par value $0.10
Address of issuer's principal executive offices: 65 Market Street, Suite 1207, Jasmine Couirt, P.O. Box 31110, Camana Bay, Cayman Islands (E9), 000000
Date of event which requires filing of this statement: 08/04/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000950136-07-004077
Filed by CIK 0001240451
Persons authorized to receive notices and communications: Andrew Weinfeld, Esq., DME Capital Management, LP, 140 East 45th Street, 24th Floor, New York, New York (NY), 10017, 212-973-1900

## Reporting persons
- EINHORN DAVID (CIK 0001240451): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,148,655; sole dispositive power 0; shared dispositive power 6,148,655; aggregate amount beneficially owned 6,148,655 (18.8% of the class)
- DME 2022 Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,864,227; sole dispositive power 0; shared dispositive power 4,864,227; aggregate amount beneficially owned 4,864,227 (14.9% of the class)
  Comment: Limited Liability Company
- The David M. Einhorn 2021-07 Family Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 1,284,428; sole dispositive power 0; shared dispositive power 1,284,428; aggregate amount beneficially owned 1,284,428 (3.9% of the class)
  Comment: Trust

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.10
Name of issuer: GREENLIGHT CAPITAL RE, LTD.
Address of issuer's principal executive offices: 65 Market Street, Suite 1207, Jasmine Couirt, P.O. Box 31110, Camana Bay, Cayman Islands (E9), 000000

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed by David Einhorn, DME 2022 Holdings, LLC, a Delaware limited liability company (the "LLC"), and The David M. Einhorn 2021-07 Family Trust, a trust governed by the laws of New York (the "Trust"). Mr. Einhorn is the sole Manager of the LLC. Mr. Einhorn is a Special Trustee of the Trust, the beneficiaries of which are Mr. Einhorn's children. Mr. Einhorn, the LLC and the Trust are referred to herein, collectively, as the "Reporting Persons." The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any of the Ordinary Shares ("Ordinary Shares") of Greenlight Capital Re, Ltd. (the "Company") reported herein, and each of the Reporting Persons disclaims all such beneficial ownership except to the extent of his or its pecuniary interest in any such shares. Mr. Einhorn is a Director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D filed by the Reporting Persons with respect to the Ordinary Shares, as amended, is supplemented as follows:

In order to reduce the likelihood of any adverse tax consequences to holders of Ordinary Shares due to the repurchase of Ordinary Shares made by the Company in the open market, through privately negotiated transactions and/or a 10b5-1 stock trading plan, on August 4, 2026 the Company and the Trust entered into an Ordinary Share Repurchase Agreement (the "Agreement"), pursuant to which the Company agreed to repurchase from the Trust and the Trust agreed to sell to the Company, on October 30, 2026, a number of Ordinary Shares calculated pursuant to the Agreement at the weighted average price per share determined pursuant to the Agreement.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
The Reporting Persons did not effect any transactions in the Ordinary Shares during the sixty day period prior to the filing of this Schedule 13D amendment, other than the Trust's sale to the Company of 106,060 Ordinary Shares at a price of $16.1435 per share on August 3, 2026 pursuant to a previously disclosed Ordinary Share Repurchase Agreement dated June 1, 2026.

The percentages reported herein are calculated on the basis of the Company's statement in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as filed with the Securities and Exchange Commission on August 4, 2026, that there were 32,641,344 Ordinary Shares outstanding as of August 3, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 1 regarding the Agreement is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons, incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 7, 2023.

Exhibit 99.2 Ordinary Share Repurchase Agreement, dated August 4, 2026, by and between the Company and the Trust, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 4, 2026.

## Signatures
- EINHORN DAVID: /s/ Daniel Roitman**, Daniel Roitman, on behalf of David Einhorn (08/05/2026)
- DME 2022 Holdings, LLC: /s/ Daniel Roitman**, Daniel Roitman, on behalf of David Einhorn (08/05/2026)
- The David M. Einhorn 2021-07 Family Trust: /s/ Daniel Roitman**, Daniel Roitman, on behalf of David Einhorn (08/05/2026)
Comment: ** The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this report on David Einhorn's behalf, filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2019 by the Mr. Einhorn and other reporting persons with respect to the common units of CONSOL Coal Resources LP, is hereby incorporated by reference.